SELECTED FINANCIAL DATA for the three (3) month period ended March 31, 2008

The following table presents our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of March 31, 2008 and for each of the three months ended March 31, 2008 and 2007 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in our Interim Financial Report furnished on the Form 6-K filed this date.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Interim Financial Report furnished on the Form 6-K filed this date and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2007 which is incorporated herein by reference.

Financial Data

CANADIAN GAAP

	For the three months ended March 31,
Statement of Operation Data	2008	2007
	(Unaudited)	(Unaudited)
	$	$
Revenues	1,709,026	2,642,904
Net loss for the period	(1,086,192)	(1,380,702)

Basic and diluted net loss per share	(0.07)	(0.10)
Weighted average number of shares outstanding - basic and diluted	14,637,531	14,375,857

CANADIAN GAAP

Balance Sheet Data	As at March 31, 2008
(Unaudited) $
Total assets	17,249,382
Total liabilities	2,523,091
Net assets	14,726,291
Working capital	5,562,706
Capital stock	96,556,485
Additional paid-in capital	5,796,591
Accumulated other comprehensive income	561,137
Accumulated deficit	(88,187,922)
Shareholders’ equity	14,726,291
Other	-
Cash dividends	None

U.S. GAAP

	For the three months ended March 31,
Statement of Operation Data	2008	2007
	(Unaudited)	(Unaudited)
	$	$
Revenues	1,709,026	2,642,904
Net loss for the period	(1,086,192)	(1,380,702)

Basic and diluted net loss per share	(0.07)	(0.10)
Weighted average number of shares outstanding - basic and diluted	14,637,531	14,375,857

U.S. GAAP

Balance Sheet Data	As at March 31, 2008
(Unaudited) $
Total assets	17,249,382
Total liabilities	2,523,091
Net assets	14,726,291
Working capital	5,562,706
Capital stock	113,326,055
Additional paid-in capital	6,834,281
Accumulated other comprehensive income	561,137
Accumulated deficit	(105,995,182)
Shareholders’ equity	14,726,291
Other	-
Cash dividends	None